Exhibit 99.6

Feldman Financial Advisors, Inc.

8804 Mirador Place

McLean, VA 22102

(202) 467-6862

Peru Federal Savings Bank Peru, Illinois Conversion Valuation Appraisal Update Valued as of April 10, 2023 Prepared By Feldman Financial Advisors, Inc. McLean, Virginia

Feldman Financial Advisors, Inc.

8804 Mirador Place

McLean, VA 22102

202-467-6862

April 10, 2023

Board of Directors

Peru Federal Savings Bank

1730 Fourth Street

Peru, Illinois 61354

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (the “Appraisal”) of the estimated pro forma market value of Peru Federal Savings Bank (the “Bank”) as of April 10, 2023 in conjunction with the Bank’s conversion (the “Conversion”) from the mutual to stock form of organization, issuance of all of its capital stock to a newly formed stock holding company known as PFS Bancorp, Inc. (“PFS Bancorp”), and offering for sale of PFS Bancorp’s common stock to eligible depositors of the Bank and the Bank’s employee stock ownership plan (“ESOP”) in a subscription offering. Shares not purchased in the subscription offering will be offered for sale to the general public in a community offering or syndicated community offering. This updated Appraisal is being furnished in connection with the reporting of the Bank’s recent financial results through the period ended March 31, 2023 and a review of current market conditions for bank and thrift common stocks.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and advisory firm that specializes in valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I. In preparing the Appraisal, we conducted an analysis of the Bank that included discussions with the Bank’s management, the Bank’s legal counsel, Luse Gorman, PC, and the Bank’s independent registered public accounting firm, Wipfli, LLP. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed, among other factors, the economy in the Bank’s primary market area and compared the Bank’s financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular. Our original Appraisal as of February 21, 2023 is incorporated and supplemented herein by reference.

Our Appraisal is not intended and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the offering. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the offering will thereafter be able to sell such shares at prices related to our estimate of the Bank’s pro forma market value.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Recent Financial Performance

Table 1 summarizes the Bank’s financial data and ratios as of December 31, 2021 and 2022 and March 31, 2023. Table 2 summarizes the Bank’s recent income statement data and performance ratios for the annual and year-to-date periods. Exhibits 1 to 3 present more detailed balance sheet and income statement data for recent historical periods.

Table 1

Selected Financial Data and Ratios

As of December 31, 2021 and 2022 and March 31, 2023

(Dollars in Thousands)

	March 31,	December 31,
	2023	2022	2021
Selected Balance Sheet Data
Total assets	$179,066	$174,134	$185,556
Cash and cash equivalents	17,822	12,561	21,542
Investment securities	67,189	66,475	74,759
Federal Home Loan Bank stock	347	347	330
Total loans, net	83,752	84,916	80,840
Premises and equipment, net	2,124	2,150	2,159
Bank-owned life insurance	3,806	3,783	3,696
Total deposits	157,473	152,707	155,912
Federal Home Loan Bank advances	-	-	5,000
Total equity	20,402	20,139	23,440

Capital Ratios
Total equity to total assets	11.39%	11.57%	12.63%
Tier 1 capital as a % of average assets	13.67%	13.81%	12.55%
Tier 1 capital as a % of risk-weighted assets	28.04%	28.07%	28.14%
Total capital as a % of risk-weighted assets	28.74%	28.71%	28.84%

Asset Quality
Non-performing loans to total loans (1)	2.38%	0.73%	0.96%
Non-performing assets to total assets (1)	1.12%	0.36%	0.42%
Allowance for loan losses to total loans	0.71%	0.64%	0.70%
Allowance for loan losses to non-performing loans (1)	29.99%	87.16%	72.32%

(1) Non-performing loans include troubled debt restructurings.

Source: Peru Federal Savings Bank, financial statements and regulatory financial reports.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

The Bank’s total assets increased by $4.9 million or 2.8% to $179.1 million at March 31, 2023 from $174.1 million at December 31, 2022. The increase was due primarily to an increase in cash and cash equivalents that was supported by an increase in total deposits. Cash and cash equivalents increased by $5.2 million from $12.7 million at year-end 2022 to $17.8 million at March 31, 2023. Investment securities increased by $714,000 from $66.5 million at December 31, 2022 to $67.2 million at March 31, 2023. Total cash and securities increased from $79.6 million or 45.7% of total assets at year-end 2022 to $85.4 million or 47.7% of total assets at March 31, 2023. Mainly as a result of normal paydowns, net total loans decreased by $1.2 million or 1.4% to $83.8 million at March 31, 2023 from $84.9 million at December 31, 2022. Net total loans declined from 48.8% of total assets at year-end 2022 to 46.8% of total assets at March 31, 2023.

Total deposits increased by $4.8 million or 3.1% to $157.5 million at March 31, 2023 from $152.7 million at December 31, 2022. Certificate of deposit accounts increased by $6.6 million during the quarter ended March 31, 2023, while core deposits (non-certificate accounts) decreased by $1.8 million. The concentration of certificate accounts to total deposits increased from 31.7% at December 31, 2022 to 34.9% at March 31, 2023, while the ratio of core deposits to total deposits declined from 68.3% to 65.1% over the corresponding period.

The Bank’s total equity increased by $263,000 or 1.3% to $20.4 million at March 31, 2023 as compared to $20.1 million at December 31, 2022. The increase was primarily due to a $173,000 increase in retained earnings and an increase of $90,000 in accumulated other comprehensive income related to unrealized net unrealized holding losses on available-for-sale securities. Retained earnings increased due to the net income of $213,000 reported for the quarter ended March 31, 2023, offset partially by a negative tax-effected adjustment of $39,000 to reflect the adoption of the Current Expected Credit Losses (“CECL”) accounting standard that resulted in a pre-tax increase of $55,000 to the allowance for loan losses. The ratio of total equity to total assets declined from 11.57% at December 31, 2022 to 11.39% at March 31, 2023 as the rate of asset expansion (2.8%) exceeded the rate of capital formation (1.3%).

The Bank’s non-performing assets increased from $623,000 (0.36% of total assets) at December 31, 2022 to $2.0 million (1.12% of total assets) as non-accrual loans increased from $117,000 to $1.5 million. The increase was attributable to two commercial real estate loans with a single borrower that were placed on non-accrual status in February 2023 due to the borrower’s deteriorating financial position. The Bank holds two loans, one with a principal balance of approximately $905,000 representing a 10.3% participation interest, secured by commercial real estate, and one with a principal balance of approximately $396,000 representing a 25% participation interest, secured by commercial real estate. The borrower operates a local hospital and other medical services. The Bank has obtained updated appraisals that indicate the value of the collateral, assuming continued operations as a hospital, exceed the aggregate outstanding loan balances. The local hospital is currently in negotiations with larger health systems as it seeks solutions to keep the hospital in operation. However, in the event of a hospital closure, the Bank may need to take specific reserves or charge-offs in the future on one or both of these loans.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Table 2

Income Statement and Performance Ratios

For the Years Ended December 31, 2021 and 2022

And the Three Months Ended March 31, 2022 and 2023

(Dollars in Thousands)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2023	2022	2022	2021
Total interest and dividend income	$1,417	$1,096	$4,803	$4,584
Total interest expense	317	120	640	611
Net interest income	1,100	976	4,163	3,973
Provision (credit) for loan losses	5	37	61	(6)
Net interest income after provision	1,095	939	4,102	3,979

Total non-interest operating income	149	153	730	660
Total non-interest expense	984	841	3,625	3,362

Realized loss on sale of available-for-sale securities	-	-	(221)	-

Income before income taxes	260	251	986	1,277
Provision for income taxes	47	45	155	275
Net income	$213	$206	$831	$1,002

Selected Performance Ratios (1)
Return on average assets	0.47%	0.45%	0.46%	0.56%
Return on average equity	4.20%	3.58%	3.99%	4.29%
Net interest rate spread	2.48%	2.11%	2.35%	2.19%
Net interest margin	2.65%	2.18%	2.42%	2.28%
Total non-interest expense to average assets	2.19%	1.84%	2.00%	1.87%
Efficiency ratio	78.78%	74.49%	74.09%	72.57%

(1) Annualized ratios for the quarterly period.

Source:  Peru Federal Savings Bank, financial data.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

The Bank’s net income increased by $7,000 or 3.4% to $213,000 for the three months ended March 31, 2023, compared to net income of $206,000 for the three months ended March 31, 2022. The moderate increase was primarily due to a $124,000 increase in net interest income and a $32,000 decrease in the provision for loan losses, offset partially by a $143,000 increase in non-interest expense. The Bank’s annualized return on average assets (“ROA”) was 0.47% for the first quarter of 2023 as compared to 0.45% for the first quarter of 2022. The Bank’s annualized return on average equity (“ROE”) was 4.20% for the first quarter of 2023 as compared to 3.58% for the first quarter of 2022.

Total interest income for the three months ended March 31, 2023 increased by $320,000 or 29.2% from $1.1 million for the three months ended March 31, 2022 to $1.4 million for the three months ended March 31, 2023. Interest income on cash and securities increased by $247,000, while interest income and fees on loans increased by $73,000 on a quarter-to-quarter basis. The weighted average yield on interest-earning assets increased by 97 basis points from 2.44% to 3.41%. Total interest expense increased by $197,000 or 164.2% from $120,000 to $317,000, reflecting the rising interest rate environment and consumer shift from transactional accounts to higher-cost certificate accounts. The weighted average cost of interest-bearing liabilities increased by 60 basis points from 0.33% to 0.93%. As a result, the Bank’s net interest rate spread increased by 37 basis points from 2.11% in the first quarter of 2022 to 2.48% in the first quarter of 2023.

As previously noted, the Bank adopted the CECL accounting standard as of January 1, 2023, which resulted in an increase to the allowance for loan losses of $55,000 that was recorded through retained earnings, net of the income tax effect. For the three months ended March 31, 2023, the provision for loan losses was $5,000 as compared to $37,000 for the three months ended March 31, 2022.

Non-interest income for the three months ended March 31, 2023 was $149,000, compared to $153,000 for the three months ended March 31, 2022. Customer service fee income increased $12,000 from the first quarter of 2022 to the first quarter of 2023, while realized gain on loan sales declined by $16,000 over the corresponding period. In relation to average assets, non-interest income increased slightly from 0.33% to 0.34% on an annualized basis.

Non-interest expense increased by $142,000 or 16.9% to $983,000 for the three months ended March 31, 2023 from $841,000 for the March 31, 2022, respectively. During the three months ended March 31, 2023 additional professional fees of $50,000 were incurred as a result of the Bank’s audit being completed to meet Public Company Accounting Oversight Board (“PCAOB”) standards, a $25,000 charitable donation made to a local not-for-profit organization, and approximately $20,000 of additional compensation as a result of training related to an employee retirement. The annualized ratio of non-interest expense to average assets increased from 1.84% for the quarter ended March 31, 2022 to 2.19% for the quarter ended March 31, 2023. The Bank’s efficiency ratio measured 78.8% for the recent quarter ended March 31, 2023 as compared to 74.5% for the quarter ended March 31, 2022.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Comparative Group: Recent Financial Comparisons

Exhibits 4 through 8 summarize recent financial comparisons of the Bank with the Comparative Group for the last twelve months (“LTM”) ended December 31, 2022. Additionally, financial ratios for the Bank for the LTM ended March 31, 2023 are displayed. Such data for the LTM ended March 31, 2023 has not yet been reported by the Comparative Group companies. However, all companies in the Comparative Group are now reporting financial results for the LTM ended December 31, 2022, whereas in the original Appraisal there were only four of 12 companies reporting data for the LTM ended December 31, 2022.

Similar to the peer group analysis conducted in our original Appraisal, the Bank continues to be characterized by slightly lower profitability. For the LTM ended December 31, 2022, the Bank’s ROA was 0.46% as compared to the Comparative Group’s median ROA of 0.52%. For the LTM ended March 31, 2023, the Bank’s ROA measured 0.47%. The Bank’s core ROA (which excludes securities gains/losses and other non-recurring items) measured 0.56% for the LTM ended December 31, 2022 and surpassed the Comparative Group’s median core ROA of 0.47%.

Relative to the Comparative Group, the Bank’s profitability continues to be characterized by a lower net interest margin and a lower operating expense ratio. The Bank’s lower net interest margin is attributable primarily to its high concentration of cash and securities on the balance sheet and relatively low level of higher-yielding assets in the form of loans receivable. The Bank’s net interest margin measured 2.42% for the LTM ended December 31, 2022 versus the Comparative Group’s median of 3.04%. The Bank net interest margin advanced to 2.55% for the LTM ended March 31, 2023.

The Bank’s ratio of non-interest income to average assets was 0.40% for the LTM ended and December 31, 2022 and 0.41% for the LTM ended March 31, 2023, reflecting levels slightly below the Comparative Group’s median ratio of 0.45% for the LTM ended December 31, 2022. The Bank’s ratio of non-interest expense measured 2.00% of average assets for the LTM ended December 31, 2022 and compared favorably to the Comparative Group’s median ratio of 2.57% relative to average assets. The Bank’s ratio of non-interest expense increased to 2.12% for the LTM ended March 31, 2023 as shown in Exhibit 6.

The Bank’s ratio of total non-performing assets to total assets at December 31, 2022 was 0.36% and similar to the Comparative Group’s median ratio of 0.39%. However, the Bank’s non-performing assets expanded to 1.12% as of March 31, 2023 due primarily to two commercial real estate participation loans that were placed on non-accrual status in February 2023. The Bank’s ratio of loan loss reserves to total loans (measuring 0.64% at December 31, 2022 and 0.71% at March 31, 2023) remained below the corresponding Comparative Group’s median of 1.14% at December 31, 2022. The Bank’s ratio of tangible equity to assets (before the effect of the Conversion) was 11.57% at December 31, 2022 and 11.39% at March 31, 2023, moderately below the Comparative Group’s median of 12.88%.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Comparative Group: Recent Stock Price Performance

Since our prior Appraisal as of February 21, 2023, market prices of bank and thrift stocks have plummeted due to widespread turmoil in the banking sector related to the sudden failure of Silicon Valley Bank - Santa Clara, California (“SVB”) and Signature Bank - New York, New York (“SNY”), along with lingering concerns about systemic weakness in the banking industry. The collapses of SVB and SNY represented the second-largest and third-largest, respectively, in the history of U.S. depository institutions. SVB had suffered significant losses in its investment securities portfolio as the value of its bonds declined in the rising interest rate environment. When SVB sold the underwater bonds in an attempt to restructure its portfolio and to raise capital, depositors with uninsured funds at SVB began to withdraw massive amounts of deposits which precipitated a run on SVB’s deposit liabilities.

Sensing a heightened risk of contagion, banking regulators took control of SVB and cobbled together programs to provide refuge for other imminently endangered institutions that might need to address liquidity pressures. SVB with assets of approximately $209 billion was seized by regulators on March 10, 2023. Facing a similar liquidity risk spiral, SNY with assets of approximately $110 billion was closed by regulators on March 12, 2023. The banking crisis became a global concern as the Swiss investment bank UBS Group agreed to buy the beleaguered Credit Suisse Group.

Investor fears about liquidity pressures, duration risk, underwater bond portfolios, and eroding capital levels spilled over to regional banks and community banks in the U.S. Market prices of bank and thrift stocks declined to one-year or two-year lows as concerns about the soundness and resilience of the U.S banking system focused on issues of unrealized investment losses and levels of uninsured deposits. The Federal Reserve raised the federal funds rate by a quarter point on March 22, 2023, underscoring its commitment to fighting inflation even amid deepening stresses in the banking industry, domestically and globally.

Moody’s Investors Service (“Moody’s”) reduced its investment outlook on the U.S. banking industry from stable to negative in March 2023 to reflect the rapid deterioration in the operating environment following the deposit runs at SVB and SNY and the subsequent failures of SVB and SNY. Moody’s noted that banks with substantial unrealized securities losses and with non-retail and uninsured depositors may still be more sensitive to depositor competition or ultimate flight, with adverse effects on funding, liquidity, earnings, and capital. Moody’s further expects pressures to persist and be exacerbated by ongoing monetary tightening with interest rates likely to remain higher for longer until inflation returns to within the Federal Reserve’s targets. Additionally, U.S. banks also now are facing sharply rising deposit costs after years of low funding costs, which will reduce earnings growth at banks, particularly those with a greater proportion of fixed-rate assets.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Exhibit 9 summarizes the net change of the Comparative Group’s stock prices and selected market indexes between February 21, 2023 and April 10, 2023. The S&P U.S. Broad Market Index (“BMI”) for all banks and thrifts decreased by 19.5% over this interim period of seven weeks. In sharp contrast, the S&P 500 Stock Index advanced by 2.8% between February 21, 2023 and April 10, 2023. The NASDAQ Bank Index declined by 26.0% over this period. The S&P SmallCap Banks Index and S&P Midwest Banks Index fell by 23.1% and 23.7%, respectively, further evidencing the weakened market pricing for bank and thrift equities.

The Comparative Group was not shielded from the severe downturn in bank and thrift stock prices. The Comparative Group an posted an average price decline of 11.1% and median price decline of 12.8% between February 21, 2023 and April 10, 2023. All 12 members of the Comparative Group recorded net stock price declines. The median price-to-book value (“P/B”) ratio for the Comparative Group decreased from 85.0% at February 21, 2023 to 76.9% at April 10, 2023. The median price-to-tangible book value (“P/TB”) ratio for the Comparative Group decreased from 85.0% at February 21, 2023 to 77.1% at April 10, 2023. The median LTM price-to-earnings (“P/E”) ratio for the Comparative Group decreased from 19.2x at February 21, 2023 to 18.5x at April 10, 2023.

Valuation Review and Analysis

Since our original Appraisal, there has been no material change in the Bank’s operating performance. The Bank reported net income of $838,000 for the LTM ended March 31, 2023, as compared to $831,000 for the LTM ended December 31, 2022. The Bank’s ROA measured 0.47% for the LTM ended March 31, 2023 and 0.46% for the LTM ended December 31, 2022. The Bank’s recent earnings results remained slightly below the overall Comparative Group’s level. The Bank’s non-performing assets increased from 0.36% of total assets at December 31, 2022 to 1.12% at March 31, 2023, above the Comparative Group’s median ratio of 0.39%. The Bank continues to monitor the status of the $1.3 million in commercial real estate loans that were recently placed on non-accrual status.

Market conditions for bank and thrift stocks declined sharply as evidenced by the market price changes experienced by the Comparative Group and the various bank stock indexes. The Comparative Group’s stock prices declined by an average of 11.1% and a median of 12.8% between February 21, 2023 and April 10, 2023. The Comparative Group’s average P/B ratio declined by 11.6% from 88.2% to 78.0% and its median P/B ratio declined by 9.5% from 85.0% to 76.9%. In our original Appraisal, we concluded that the Bank’s pro forma market value should be discounted to the Comparative Group’s trading ratios due to factors related to earnings growth and viability, market area, liquidity of the issue, and the new issue discount underlying current stock market conditions. Because of the broad decline in market prices in the banking sector, along with the specific declines of the trading market valuation ratios of the Comparative Group, we believe that a downward adjustment is necessary for the Bank’s current pro forma market value. Based on the aggregate midpoint, including the $400,000 in common stock to be contributed to the Bank’s charitable foundation, we have concluded that the Bank’s estimated pro forma market value should be decreased by $2.0 million or 10.9% from $18.4 million to $16.4 million. Updating for financial data as of March 31, 2023 and the pro forma market value of $16.4 million, we have calculated pro forma P/B and P/TB ratios of 49.7% and 49.7%, respectively, for the Bank as shown below in Table 3.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Table 3

Comparative Pro Forma Market Valuation Ranges

(Dollars in Thousands)

	Original	Current
	Appraisal	Appraisal	Change
Pro forma minimum	$15,700	$14,000	-10.8%
Pro forma midpoint	18,400	16,400	-10.9%
Pro forma maximum	21,100	18,800	-10.9%
Pro forma adjusted maximum	24,205	21,560	-10.9%

Pro forma minimum P/B	48.9%	45.4%	-7.2%
Pro forma midpoint P/B	53.4%	49.7%	-6.9%
Pro forma maximum P/B	57.3%	53.6%	-6.5%
Pro forma adjusted maximum P/B	61.2%	57.5%	-6.0%

Employing a range of approximately 15% above and below the updated midpoint, the revised minimum value of $14.0 million reflects a 45.4% P/B ratio and the resulting maximum value of $18.8 million reflects a 53.6% P/B ratio. The adjusted maximum value, computed as an additional 15% above the maximum, is positioned at approximately $21.6 million and a P/B ratio of 57.5%. The Bank’s pro forma P/B and P/TB ratios are equivalent since the Bank had no intangible assets as of March 31, 2023.

Table 4 summarizes the relative differences between the Bank’s pro forma valuation ratios and the Comparative Group’s median ratios. As illustrated, the differential levels observed in the original Appraisal are similar to those evident in the current Appraisal. The Bank’s pro forma midpoint P/B and P/TB ratios of 49.7% reflect a discount of 35.4% to the Comparative Group median P/B ratio of 76.9% and a discount of 35.5% to the Comparative Group’s median P/TB ratio of 77.1%. The Bank’s pro forma midpoint P/E ratio of 16.1x is discounted 3.6% to the Comparative Group’s median P/E ratio of 16.7x, and the Bank’s pro forma midpoint core P/E ratio of 13.7x is discounted 25.9% to the Comparative Group’s median core P/E ratio of 18.5x.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Table 4

Comparative Valuation Ratios at the Pro Forma Midpoint Value

(Dollars in Thousands)

	Original Appraisal					Current Appraisal
	Peru Federal Savings Bank					Peru Federal Savings Bank
	As of February 21, 2023					As of April 10, 2023
	Pro Forma		Comp.		Difference	Pro Forma		Comp.		Difference
	Midpoint		Group		vs. Comp.	Midpoint		Group		vs. Comp.
	$18,400		Median		Group	$16,400		Median		Group
Price / book ratio	53.4%		85.0%		-37.2%	49.7%		76.9%		-35.4%
Price / tangible book ratio	53.4%		85.0%		-37.2%	49.7%		77.1%		-35.5%
Price / LTM EPS	17.9	x	19.2	x	-6.8%	16.1	x	16.7	x	-3.6%
Price / core EPS	15.2	x	19.2	x	-20.8%	13.7	x	18.5	x	-25.9%

Valuation Conclusion

It is our opinion that, as of April 10, 2023, the estimated pro forma market value of the Bank (inclusive of the $400,000 of common stock to be contributed to the charitable foundation) was within a range of $14,000,000 to $18,800,000 with a midpoint of $16,400,000 (the “Valuation Range”). Pursuant to applicable appraisal guidelines, the Valuation Range was based upon a decrease of approximately 15% decrease from the midpoint value to determine the minimum value and an increase of approximately 15% from the midpoint value to establish the maximum value. Assuming an additional increase of approximately above the maximum value would result in an adjusted maximum of $21,560,000.

Based on the Valuation Range, the range of shares to be sold in the stock offering (excluding the shares of common stock to be contributed to the charitable foundation) is as follows: $13,600,000 at the minimum, $16,000,000 at the midpoint, $18,400,000 at the maximum, and $21,160,000 at the adjusted maximum. Based on an initial offering price of $10.00 per share, the number of shares to be sold in the stock offering is as follows: 1,360,000 at the minimum, 1,600,000 at the midpoint, 1,840,000 at the maximum, and 2,116,000 at the adjusted maximum. Exhibit 9 compares the Bank’s pro forma valuation ratios to the market valuation ratios of the Comparative Group.

Feldman Financial Advisors, Inc.

Board of Directors

Peru Federal Savings Bank

April 10, 2023

Exhibit 10 compares the Bank’s pro forma market valuation ratios to those of the Comparative Group. Exhibit 11 displays the assumptions utilized in calculating the pro forma financial consequences of the stock offering. Exhibit 12 displays pro forma financial data at the minimum, midpoint, maximum, and adjusted maximum levels of the Valuation Range. Exhibit 13 provides more detailed data and calculations at the pro forma midpoint level of the Valuation Range. Exhibit 14 computes the percentage differences of the Bank’s pro forma valuation ratios with the averages and medians reported by the Comparative Group. Exhibit 15 provides supporting data of financial ratios and trading market valuation ratios for all publicly traded thrift institutions.

Sincerely,

Feldman Financial Advisors, Inc.

By:	Trent R. Feldman
President

By:	Peter W. L. Williams
Principal

Feldman Financial Advisors, Inc.

Exhibit 1

Consolidated Balance Sheets

Peru Federal Savings Bank

As of December 31, 2021 and 2022 and March 31, 2023

(Dollars in Thousands)

	March 31,	December 31,
	2023	2022	2021
Assets
Cash and cash equivalents	$17,822	$12,651	$21,542
Available-for-sale debt securities	61,348	63,329	71,705
Held-to-maturity debt securities	5,841	3,146	3,054
Equity securities	89	88	112
Federal Home Loan Bank stock	347	347	330

Loans	84,355	85,459	81,407
Allowance for loan losses	(603)	(543)	(567)
Loans, net	83,752	84,916	80,840

Premises and equipment, net	2,124	2,150	2,159
Interest receivable	529	592	566
Bank-owned life insurance	3,806	3,783	3,696
Other assets	3,406	3,132	1,552
Total Assets	$179,066	$174,134	$185,556

Liabilities and Equity
Deposits:
Demand accounts	$18,080	$17,248	$18,611
Savings, NOW, and money market accounts	84,477	87,120	90,320
Certificate of deposit accounts	54,916	48,339	46,981
Total Deposits	157,473	152,707	155,912

Federal Home Loan Bank advances	-	-	5,000
Deferred compensation	705	687	635
Interest payable and other liabilities	485	601	569
Total Liabilities	158,663	153,995	162,116

Retained earnings	24,001	23,828	22,997
Accumulated other comprehensive income (loss)	(3,599)	(3,689)	443
Total Equity	20,402	20,139	23,440

Total Liabilities and Equity	$179,066	$174,134	$185,556

Source:  Peru Federal Savings Bank, financial statements.

Feldman Financial Advisors, Inc.

Exhibit 2
Consolidated Income Statements

Peru Federal Savings Bank

For the Three Months Ended March 31, 2022 and 2023

(Dollars in Thousands)

	Three Months Ended
	March 31,
	2023	2022
Total interest and dividend income	$1,417	$1,096
Total interest expense	317	120
Net interest income	1,100	976

Provision for loan losses	5	37
Net interest income after provision	1,095	939

Commission income	4	5
Customer service fees	94	81
Net realized gain on loan sales	2	18
Loan servicing fees	19	20
Realized loss on sale of available-for-sale securities	-	-
Other income	30	29
Total non-interest income	149	153

Salaries and employee benefits	521	487
Occupancy	74	65
Depreciation	37	37
Data processing	131	122
Professional fees	75	24
Marketing	36	33
Printing and office supplies	22	15
Foreclosed assets, net	1	-
Deposit insurance premiums	35	35
Other expense	50	24
Total non-interest expense	984	841

Income before income taxes	260	251
Provision for income taxes	47	45

Net income	$213	$206

Source:  Peru Federal Savings Bank, financial statements.

Feldman Financial Advisors, Inc.

Exhibit 3
Consolidated Income Statements

Peru Federal Savings Bank

For the Years Ended December 31, 2021 and 2022

(Dollars in Thousands)

	Year Ended
	Decembe 31,
	2022	2021
Total interest and dividend income	$4,803	$4,584
Total interest expense	640	611
Net interest income	4,163	3,973

Provision for loan losses	61	(6)
Net interest income after provision	4,102	3,979

Commission income	28	28
Customer service fees	368	339
Net realized gain on loan sales	140	144
Loan servicing fees	78	81
Realized loss on sale of available-for-sale securities	(221)	-
Other income	116	68
Total non-interest income	509	660

Salaries and employee benefits	2,002	1,962
Occupancy	244	232
Depreciation	145	152
Data processing	573	434
Professional fees	152	100
Marketing	129	124
Printing and office supplies	69	63
Foreclosed assets, net	13	-
Deposit insurance premiums	140	163
Other expense	158	132
Total non-interest expense	3,625	3,362

Income before income taxes	986	1,277
Provision for income taxes	155	275

Net income	$831	$1,002

Source:  Peru Federal Savings Bank, financial statements.

Feldman Financial Advisors, Inc.

Exhibit 4

General Operating Characteristics

As of December 31, 2022

									Tang.
						Total	Total	Total	Common
				No. of	IPO	Assets	Deposits	Equity	Equity
	City/State	Ticker	Exchange	Offices	Date	($000s)	($000s)	($000s)	($000s)
Peru Federal Savings Bank	Peru, IL	NA	NA	2	NA	174,134	152,707	20,139	20,139
Peru Federal Savings Bank (1)						179,066	157,473	20,402	20,402

Comparative Group Average						467,058	360,355	68,504	68,345
Comparative Group Median						420,288	306,878	73,226	73,226

Comparative Group
1895 Bancorp of Wisconsin, Inc.	Greenfield, WI	BCOW	NASDAQ	6	01/08/19	543,016	387,721	75,362	75,362
Catalyst Bancorp, Inc.	Opelousas, LA	CLST	NASDAQ	6	10/12/21	263,324	165,094	88,474	88,474
Cullman Bancorp, Inc.	Cullman, AL	CULL	NASDAQ	4	10/08/09	423,229	292,949	100,182	100,182
Generations Bancorp NY, Inc.	Seneca Falls, NY	GBNY	NASDAQ	10	07/10/06	386,293	317,678	37,328	35,818
Home Federal Bancorp, Inc.	Shreveport, LA	HFBL	NASDAQ	11	01/18/05	576,543	518,211	48,689	48,689
IF Bancorp, Inc.	Watseka, IL	IROQ	NASDAQ	8	07/07/11	823,727	667,337	71,090	71,090
Magyar Bancorp, Inc.	New Brunswick, NJ	MGYR	NASDAQ	7	01/23/06	821,626	676,083	99,918	99,918
Mid-Southern Bancorp, Inc.	Salem, IN	MSVB	NASDAQ	3	04/08/98	269,218	206,064	33,322	33,322
NSTS Bancorp, Inc.	Waukegan, IL	NSTS	NASDAQ	3	01/18/22	264,206	178,714	80,542	80,542
PB Bankshares, Inc.	Coatesville, PA	PBBK	NASDAQ	4	07/14/21	386,547	289,495	45,987	45,987
TC Bancshares, Inc.	Thomasville, GA	TCBC	NASDAQ	2	07/20/21	429,618	328,840	85,278	85,278
Texas Community Bancshares, Inc.	Mineola, TX	TCBS	NASDAQ	6	07/14/21	417,346	296,077	55,870	55,473

(1) As of March 31, 2023.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 5

General Financial Performance Ratios

As of or For the Last Twelve Months Ended December 31, 2022

			Total	Tang.	Net
	Total	Total	Equity/	Equity/	Interest	Effcy.	LTM	LTM	Core	Core
	Assets	Deposits	Assets	Assets	Margin	Ratio	ROA	ROE	ROA	ROE
	($000s)	($000s)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Peru Federal Savings Bank	174,134	152,707	11.57	11.57	2.42	74.09	0.46	3.99	0.56	4.84
Peru Federal Savings Bank (1)	179,066	157,473	11.39	11.39	2.55	75.15	0.47	4.13	0.57	5.04

Comparative Group Average	467,058	360,355	16.50	16.47	3.18	79.94	0.52	4.15	0.52	4.16
Comparative Group Median	420,288	306,878	12.88	12.84	3.04	76.18	0.52	4.11	0.47	3.81

All Public Thrift Average	5,129,973	3,703,569	13.39	12.77	3.39	70.59	0.65	5.51	0.76	6.35
All Public Thrift Median	1,636,381	1,252,412	11.71	10.99	3.14	66.30	0.71	6.26	0.77	6.92

Comparative Group
1895 Bancorp of Wisconsin, Inc.	543,016	387,721	13.88	13.88	2.88	96.35	(0.03)	(0.19)	0.08	0.52
Catalyst Bancorp, Inc.	263,324	165,094	33.60	33.60	2.72	99.32	0.06	0.19	0.11	0.33
Cullman Bancorp, Inc.	423,229	292,949	23.67	23.67	4.19	66.10	1.09	4.21	1.09	4.23
Generations Bancorp NY, Inc.	386,293	317,678	9.66	9.31	3.42	84.81	0.29	2.69	0.32	2.94
Home Federal Bancorp, Inc.	576,543	518,211	8.44	8.44	3.65	65.90	0.99	11.45	0.99	11.45
IF Bancorp, Inc.	823,727	667,337	8.63	8.63	2.98	69.35	0.69	7.51	0.74	8.00
Magyar Bancorp, Inc.	821,626	676,083	12.16	12.16	3.62	60.21	1.01	8.11	1.01	8.11
Mid-Southern Bancorp, Inc.	269,218	206,064	12.38	12.38	3.10	72.70	0.71	5.07	0.70	4.99
NSTS Bancorp, Inc.	264,206	178,714	30.48	30.48	2.15	108.86	0.01	0.03	(0.13)	(0.45)
PB Bankshares, Inc.	386,547	289,495	11.90	11.90	2.97	72.98	0.56	4.65	0.41	3.39
TC Bancshares, Inc.	429,618	328,840	19.85	19.85	3.65	83.26	0.43	2.05	0.43	2.05
Texas Community Bancshares, Inc.	417,346	296,077	13.39	13.30	2.88	79.37	0.47	4.01	0.50	4.30

(1) As of or for the last twelve months ended March 31, 2023.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 6

Income and Expense Analysis

For the Last Twelve Months Ended December 31, 2022

	As a Percent of Average Assets
			Net	Other	Gains &	Loan	Gen. &	Intang.		Pre-tax
	Interest	Interest	Interest	Oper.	Non-rec.	Loss	Admin.	Amort.	Non-rec.	Core
	Income	Expense	Income	Income	Income	Prov.	Expense	Expense	Expense	Earnings
Peru Federal Savings Bank	2.66	0.36	2.30	0.40	(0.12)	0.03	2.00	0.00	0.00	0.67
Peru Federal Savings Bank (1)	2.88	0.47	2.41	0.41	(0.12)	0.02	2.12	0.00	0.00	0.68

Comparative Group Average	3.43	0.43	3.01	0.43	0.01	0.07	2.70	0.00	0.01	0.67
Comparative Group Median	3.48	0.40	2.97	0.45	(0.00)	0.06	2.57	0.00	0.00	0.61

All Public Thrift Average	3.69	0.49	3.20	0.53	0.01	0.16	2.75	0.02	0.06	1.21
All Public Thrift Median	3.46	0.41	3.04	0.41	0.00	0.06	2.56	0.00	0.00	1.02

Comparative Group
1895 Bancorp of Wisconsin, Inc.	3.06	0.37	2.69	0.46	(0.13)	0.04	3.03	0.00	0.00	0.07
Catalyst Bancorp, Inc.	2.83	0.24	2.59	0.43	(0.02)	(0.13)	3.01	0.00	0.08	0.15
Cullman Bancorp, Inc.	4.30	0.36	3.95	0.43	(0.01)	0.11	2.89	0.00	0.00	1.38
Generations Bancorp NY, Inc.	3.55	0.52	3.04	0.58	(0.02)	0.17	3.07	0.02	0.00	0.38
Home Federal Bancorp, Inc.	3.74	0.36	3.38	0.44	0.00	0.15	2.53	0.00	0.00	1.15
IF Bancorp, Inc.	3.40	0.51	2.89	0.63	(0.06)	0.10	2.44	0.00	0.00	0.98
Magyar Bancorp, Inc.	3.88	0.44	3.44	0.32	0.00	0.07	2.27	0.00	0.00	1.43
Mid-Southern Bancorp, Inc.	3.34	0.42	3.09	0.46	0.01	0.05	2.59	0.00	0.00	0.90
NSTS Bancorp, Inc.	2.27	0.27	1.99	0.26	0.18	(0.08)	2.45	0.00	0.00	(0.12)
PB Bankshares, Inc.	3.69	0.79	2.90	0.19	0.19	0.32	2.25	0.00	0.00	0.51
TC Bancshares, Inc.	3.79	0.33	3.46	0.47	0.00	0.03	3.30	0.00	0.00	0.60
Texas Community Bancshares, Inc.	3.33	0.61	2.73	0.49	(0.01)	0.06	2.55	0.04	0.00	0.62

(1) For the last twelve months ended March 31, 2023.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 7

Balance Sheet Composition

As of December 31, 2022

	As a Percent of Total Assets
	Cash and	Net	Real	Intang.	Other	Total	Borrowed	Other	Total	Total
	Securities	Loans	Estate	Assets	Assets	Deposits	Funds	Liabs.	Liabs.	Equity
Peru Federal Savings Bank	45.69	48.76	0.00	0.00	5.55	87.70	0.00	0.74	88.43	11.57
Peru Federal Savings Bank (1)	47.72	46.77	0.00	0.00	5.51	87.94	0.00	0.67	88.61	11.39

Comparative Group Average	27.05	67.02	0.03	0.04	5.85	75.44	7.09	0.96	83.50	16.50
Comparative Group Median	24.54	70.62	0.00	0.00	5.24	75.72	6.40	1.09	87.12	12.88

All Public Thrift Average	21.19	72.93	0.07	0.73	5.00	75.30	9.84	1.21	86.61	13.39
All Public Thrift Median	18.23	76.55	0.00	0.05	5.02	76.60	8.01	1.14	88.29	11.71

Comparative Group
1895 Bancorp of Wisconsin, Inc.	27.47	66.24	0.00	0.00	6.28	71.40	13.16	1.56	86.12	13.88
Catalyst Bancorp, Inc.	41.15	50.05	0.12	0.00	8.68	62.70	3.49	0.21	66.40	33.60
Cullman Bancorp, Inc.	16.29	77.96	0.01	0.00	5.74	69.22	5.93	1.18	76.33	23.67
Generations Bancorp NY, Inc.	11.57	78.67	0.00	0.39	9.37	82.24	6.87	1.23	90.34	9.66
Home Federal Bancorp, Inc.	22.17	73.10	0.05	0.00	4.69	89.88	1.43	0.24	91.56	8.44
IF Bancorp, Inc.	26.91	68.14	0.00	0.00	4.96	81.01	9.22	1.14	91.37	8.63
Magyar Bancorp, Inc.	13.37	81.07	0.04	0.00	5.53	82.29	4.04	1.52	87.84	12.16
Mid-Southern Bancorp, Inc.	41.91	53.63	0.00	0.00	4.46	76.54	10.77	0.31	87.62	12.38
NSTS Bancorp, Inc.	52.75	39.12	0.00	0.00	8.13	67.64	0.00	1.87	69.52	30.48
PB Bankshares, Inc.	18.69	77.83	0.00	0.00	3.47	74.89	12.56	0.65	88.10	11.90
TC Bancshares, Inc.	16.70	78.26	0.16	0.00	4.88	76.54	2.56	1.05	80.15	19.85
Texas Community Bancshares, Inc.	35.65	60.22	0.00	0.10	4.04	70.94	15.07	0.60	86.61	13.39

(1) As of March 31, 2023.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 8

Growth Rates, Credit Risk, and Loan Composition

As of or For the Last Twelve Months Ended December 31, 2022

						Loan	Loan	Resid.	Other	Non-
	Asset	Loan	Deposit	NPLs(1)/	NPAs(1)/	Loss	Loss	Real Est.	Real Est.	Real Est.
	Growth	Growth	Growth	Total	Total	Allow./	Allow./	Loans(2)/	Loans/	Loans/
	Rate	Rate	Rate	Loans	Assets	NPLs(1)	Loans	Loans	Loans	Loans
Peru Federal Savings Bank	(6.16)	5.04	(2.06)	0.73	0.36	87.16	0.64	71.53	22.73	5.74
Peru Federal Savings Bank (3)	(5.14)	1.83	(2.16)	2.38	1.12	29.99	0.71	71.85	22.30	5.85

Comparative Group Average	5.01	15.03	2.97	0.69	0.49	174.30	1.05	45.70	35.05	19.25
Comparative Group Median	5.57	14.12	4.15	0.57	0.39	113.59	1.14	41.40	39.55	18.44

All Public Thrift Average	9.01	16.13	4.83	0.71	0.55	221.03	1.04	35.67	41.32	23.01
All Public Thrift Median	5.25	13.45	2.04	0.45	0.35	182.04	1.00	31.09	50.46	18.44

Comparative Group
1895 Bancorp of Wisconsin, Inc.	0.63	10.69	0.84	0.31	0.22	284.96	0.88	23.55	58.12	18.32
Catalyst Bancorp, Inc.	(7.80)	1.52	(6.62)	1.64	1.00	82.44	1.35	65.50	16.94	17.56
Cullman Bancorp, Inc.	19.32	30.85	26.26	0.77	0.62	111.24	0.85	51.73	29.95	18.32
Generations Bancorp NY, Inc.	1.94	9.26	1.80	2.24	1.78	36.34	0.82	45.04	5.72	49.23
Home Federal Bancorp, Inc.	0.92	13.45	1.18	0.01	0.05	NM	1.12	31.36	41.44	27.20
IF Bancorp, Inc.	6.62	14.13	3.91	0.06	0.04	NM	1.26	26.19	51.40	22.41
Magyar Bancorp, Inc.	5.25	15.99	4.39	0.05	0.03	NM	1.30	31.90	57.68	10.42
Mid-Southern Bancorp, Inc.	5.88	17.80	4.66	0.98	0.53	117.99	1.16	42.51	38.93	18.56
NSTS Bancorp, Inc.	(22.49)	6.95	(37.43)	0.81	0.32	74.37	0.60	90.83	6.70	2.47
PB Bankshares, Inc.	22.74	20.73	15.28	0.52	0.41	250.44	1.31	36.55	57.08	6.37
TC Bancshares, Inc.	12.78	24.92	13.66	0.27	0.45	497.36	1.28	40.29	40.18	19.53
Texas Community Bancshares, Inc.	14.40	14.11	7.69	0.61	0.37	113.59	0.69	62.97	16.42	20.61

(1) Includes accruing troubled debt restructurings.

(2) Includes home equity and second mortgage loans.

(3) As of or for the last twelve months ended March 31, 2023.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 9

Comparative Group Market Price and Ratio Change

Market Price Data as of February 21, 2023 and April 10, 2023

	2/21/23	4/10/23		2/21/23	4/10/23		2/21/23	4/10/23		2/21/23	4/10/23
	Closing	Closing		Price/	Price/		Price/	Price/		Price/	Price/
	Stock	Stock		LTM	LTM		Book	Book		Tang.	Tang.
	Price	Price	Change	EPS	EPS	Change	Value	Value	Change	Book	Book	Change
Company	($)	($)	(%)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Comparative Group Average	NA	NA	(11.1)	18.8	18.4	(2.1)	88.2	78.0	(11.6)	88.5	78.2	(11.6)
Comparative Group Median	NA	NA	(12.8)	19.2	18.5	(3.7)	85.0	76.9	(9.5)	85.0	77.1	(9.2)

Comparative Group
1895 Bancorp of Wisconsin, Inc.	9.90	7.92	(20.0)	NA	NA	NA	81.2	64.6	(20.5)	81.2	64.6	(20.5)
Catalyst Bancorp, Inc.	13.00	11.50	(11.5)	NA	NA	NA	76.8	69.1	(10.1)	76.8	69.1	(10.1)
Cullman Bancorp, Inc.	11.71	10.98	(6.3)	22.1	18.5	(16.2)	88.0	81.0	(8.0)	88.0	81.0	(8.0)
Generations Bancorp NY, Inc.	10.98	9.85	(10.3)	15.4	20.1	30.0	69.1	64.7	(6.3)	72.0	67.5	(6.3)
Home Federal Bancorp, Inc.	17.31	17.06	(1.4)	9.9	9.8	(1.3)	111.0	109.5	(1.3)	111.0	109.5	(1.3)
IF Bancorp, Inc.	18.08	15.26	(15.6)	9.7	8.4	(13.7)	84.9	73.2	(13.7)	84.9	73.2	(13.7)
Magyar Bancorp, Inc.	12.60	10.54	(16.3)	10.5	8.8	(16.4)	85.0	71.1	(16.4)	85.0	71.1	(16.4)
Mid-Southern Bancorp, Inc.	13.08	11.40	(12.8)	19.2	16.9	(11.9)	121.8	99.7	(18.1)	121.8	99.7	(18.1)
NSTS Bancorp, Inc.	10.45	9.10	(12.9)	NA	NA	NA	71.3	58.3	(18.2)	71.3	58.3	(18.2)
PB Bankshares, Inc.	13.40	13.25	(1.1)	24.9	22.1	(11.2)	82.3	82.0	(0.4)	82.3	82.0	(0.4)
TC Bancshares, Inc.	16.32	14.02	(14.1)	30.2	38.9	28.9	93.5	81.8	(12.5)	93.5	81.8	(12.5)
Texas Community Bancshares, Inc.	15.73	13.36	(15.1)	27.0	22.0	(18.8)	93.2	80.6	(13.6)	94.0	81.2	(13.6)

Index Values
S&P 500 Stock Index	3,997.3	4,109.1	2.8
S&P Broad Market Index Banks	156.7	126.1	(19.5)
NASDAQ Bank Index	4,195.6	3,105.1	(26.0)
S&P SmallCap Banks	239.5	184.3	(23.1)
S&P Midwest Banks	664.9	507.4	(23.7)

Source:  S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 10

Comparative Pro Forma Market Valuation Analysis

Computed from Market Price Data as of April 10, 2023

	Current	Total	Price/	Price/	Price/	Price/	Price/	Total	Tang.	Current
	Stock	Market	LTM	Core	Book	Tang.	Total	Equity/	Equity/	Dividend
	Price	Value	EPS	EPS	Value	Book	Assets	Assets	Assets	Yield
Company	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)
PFS Bancorp, Inc. (1)
Pro Forma Minimum	10.00	14.0	14.1	11.9	45.4	45.4	7.39	16.28	16.28	0.00
Pro Forma Midpoint	10.00	16.4	16.1	13.7	49.7	49.7	8.56	17.21	17.21	0.00
Pro Forma Maximum	10.00	18.8	18.2	15.4	53.6	53.6	9.70	18.11	18.11	0.00
Pro Forma Adj. Maximum	10.00	21.6	20.0	17.2	57.5	57.5	10.99	19.12	19.12	0.00

Comparative Group Average	NA	50.2	18.1	18.4	78.0	78.2	12.24	16.50	16.47	0.92
Comparative Group Median	NA	49.0	16.7	18.5	76.9	77.1	10.27	12.88	12.84	0.65

All Public Thrift Average (2)	NA	459.6	13.7	13.0	83.2	91.3	10.74	13.39	12.77	1.96
All Public Thrift Median (2)	NA	136.4	11.2	9.5	81.0	82.7	9.73	11.71	10.99	1.16

Comparative Group
1895 Bancorp of Wisconsin, Inc.	7.92	48.5	NA	NA	64.6	64.6	8.96	13.88	13.88	0.00
Catalyst Bancorp, Inc.	11.50	56.2	NA	NA	69.1	69.1	21.35	33.60	33.60	0.00
Cullman Bancorp, Inc.	10.98	81.0	18.6	18.5	81.0	81.0	19.18	23.67	23.67	1.12
Generations Bancorp NY, Inc.	9.85	24.1	21.9	20.1	64.7	67.5	6.25	9.66	9.31	0.00
Home Federal Bancorp, Inc.	17.06	51.2	9.8	9.8	109.5	109.5	9.25	8.44	8.44	2.81
IF Bancorp, Inc.	15.26	49.5	8.9	8.4	73.2	73.2	6.32	8.63	8.63	2.56
Magyar Bancorp, Inc.	10.54	71.0	8.8	8.8	71.1	71.1	8.64	12.16	12.16	1.14
Mid-Southern Bancorp, Inc.	11.40	31.5	16.7	16.9	99.7	99.7	12.35	12.38	12.38	2.08
NSTS Bancorp, Inc.	9.10	47.0	NA	NA	58.3	58.3	17.77	30.48	30.48	0.00
PB Bankshares, Inc.	13.25	34.6	16.2	22.1	82.0	82.0	9.75	11.90	11.90	0.00
TC Bancshares, Inc.	14.02	64.8	38.9	38.9	81.8	81.8	16.23	19.85	19.85	0.71
Texas Community Bancshares, Inc.	13.36	42.9	23.6	22.0	80.6	81.2	10.79	13.39	13.30	0.59

(1)	Pro forma ratios assume an estimated pro forma market value of $14.0 million at the minimum, $16.4 million at the midpoint, $18.8 million at the maximum, and $21.6 million at the adjusted maximum (inclusive of the shares of common stock issued to the Foundation).
(2)	All public thrifts traded on a major exchange, excluding mutual holding companies and companies being acquired in announced merger transactions.

Source:  Peru Federal Savings Bank; S&P Global.

Feldman Financial Advisors, Inc.

Exhibit 11

Pro Forma Assumptions for the Conversion Stock Offering

1.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

2.	The net offering proceeds are invested to yield a return of 3.99%, which represented the yield on five-year U.S. Treasury securities at December 31, 2022. The effective income tax rate was assumed to be 28.5%, resulting in a net after-tax yield of 2.85%.

3.	It is assumed that a contribution of $100,000 in cash and 40,000 shares of common stock (aggregate value of $400,000) will be issued to the charitable foundation in connection with the Conversion and stock offering.

4.	It is assumed that 8.0% of the total shares of common stock to be issued in the Conversion (including shares issued to the charitable foundation) will be acquired by the Bank’s employee stock ownership plan (“ESOP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a 25-year loan to the ESOP from the Bank. No re-investment is assumed on proceeds used to fund the ESOP.

5.	It is assumed that that the Bank’s restricted stock plan (“RSP”) will purchase in the open market a number of shares equal to 4.0% of the total shares issued in the Conversion (including shares issued to the charitable foundation). Also, it is assumed that these shares are acquired at the initial public offering price of $10.00 per share. Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No re-investment is assumed on proceeds used to fund the RSP.

6.	It is assumed that an additional 10.0% of the total shares sold in the stock offering will be reserved for issuance by the Bank’s stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed options value of $4.07 per option. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period and 25.0% were non-qualified options for income tax purposes, the options would vest at a rate of 20.0% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period

7.	The fair value of stock options has been estimated at $4.07 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.00%; an expected option life of 10 years; a risk-free interest rate of 3.88%; and a volatility rate of 20.27% based a selected bank stock index.

8.	Total offering expenses are estimated at $1,500,000.

9.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the stock offering.

10.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

Feldman Financial Advisors, Inc.

Exhibit 12

Peru Federal Savings Bank

Pro Forma Conversion Valuation Range

Historical Financial Data as of March 31, 2023

(Dollars in Thousands, Except Per Share Data)

MINIMUM	MIDPOINT	MAXIMUM	ADJ. MAX.
Total shares outstanding	1,400,000	1,640,000	1,880,000	2,156,000
Shares sold in the offering	1,360,000	1,600,000	1,840,000	2,116,000
Shares issued to charitable foundation	40,000	40,000	40,000	40,000
Offering price	$10.00	$10.00	$10.00	$10.00
Pro forma market value	$14,000	$16,400	$18,800	$21,560

Gross offering proceeds	$13,600	$16,000	$18,400	$21,160
Less:estimated offering expenses	(1,500)	(1,500)	(1,500)	(1,500)
Net offering proceeds	12,100	14,500	16,900	19,660
Less:cash contribution to foundation	(100)	(100)	(100)	(100)
Less:ESOP purchase	(1,120)	(1,312)	(1,504)	(1,725)
Less:RSP purchase	(560)	(656)	(752)	(862)
Net investable proceeds	$10,320	$12,432	$14,544	$16,973

Net income - LTM ended 3/31/23	$838	$838	$838	$838
Pro forma income on net proceeds	294	355	415	484
Pro forma ESOP adjustment	(32)	(38)	(43)	(49)
Pro forma RSP adjustment	(80)	(94)	(108)	(123)
Pro forma option adjustment	(106)	(124)	(142)	(163)
Pro forma net income	$914	$937	$960	$987
Pro forma earnings per share	$0.71	$0.62	$0.55	$0.50
Core earnings - LTM ended 3/31/23	$1,013	$1,013	$1,013	$1,013
Pro forma income on net proceeds	294	355	415	484
Pro forma ESOP adjustment	(32)	(38)	(43)	(49)
Pro forma RSP adjustment	(80)	(94)	(108)	(123)
Pro forma option adjustment	(106)	(124)	(142)	(163)
Pro forma core earnings	$1,089	$1,112	$1,135	$1,162
Pro forma core earnings per share	$0.84	$0.73	$0.65	$0.58
Total equity - 3/31/23	$20,402	$20,402	$20,402	$20,402
Net offering proceeds	12,100	14,500	16,900	19,660
Plus:common stock issued to foundation	400	400	400	400
Less:charitable contribution expense	(358)	(358)	(358)	(358)
Less:ESOP purchase	(1,120)	(1,312)	(1,504)	(1,725)
Less:RSP purchase	(560)	(656)	(752)	(862)
Pro forma total equity	$30,864	$32,976	$35,088	$37,517
Pro forma book value	$22.05	$20.11	$18.66	$17.40
Tangible equity - 3/31/23	$20,402	$20,402	$20,402	$20,402
Net offering proceeds	12,100	14,500	16,900	19,660
Plus:common stock issued to foundation	400	400	400	400
Less:charitable contribution expense	(358)	(358)	(358)	(358)
Less:ESOP purchase	(1,120)	(1,312)	(1,504)	(1,725)
Less:RSP purchase	(560)	(656)	(752)	(862)
Pro forma tangible equity	$30,864	$32,976	$35,088	$37,517
Pro forma tangible book value	$22.05	$20.11	$18.66	$17.40
Total assets - 3/31/23	$179,066	$179,066	$179,066	$179,066
Net offering proceeds	12,100	14,500	16,900	19,660
Plus:common stock issued to foundation	400	400	400	400
Less:charitable contribution expense, net	(358)	(358)	(358)	(358)
Less:ESOP purchase	(1,120)	(1,312)	(1,504)	(1,725)
Less:RSP purchase	(560)	(656)	(752)	(862)
Pro forma total assets	$189,528	$191,640	$193,752	$196,181
Pro Forma Ratios:
Price / LTM EPS	14.1	x	16.1	x	18.2	x	20.0	x
Price / Core EPS	11.9	x	13.7	x	15.4	x	17.2	x
Price / Book Value	45.35%	49.73%	53.59%	57.47%
Price / Tangible Book Value	45.35%	49.73%	53.59%	57.47%
Price / Total Assets	7.39%	8.56%	9.70%	10.99%
Total Equity / Assets	16.28%	17.21%	18.11%	19.12%
Tangible Equity / Assets	16.28%	17.21%	18.11%	19.12%

Feldman Financial Advisors, Inc.

Exhibit 13

Pro Forma Conversion Analysis at the Midpoint Value

Peru Federal Savings Bank

Historical Financial Data as of March 31, 2023

Valuation Parameters	Symbol	Data
Net income -- LTM	Y	$838,000
Core earnings -- LTM	Y	1,013,000
Net worth	B	20,402,000
Tangible net worth	B	20,402,000
Total assets	A	179,066,000
Expenses in conversion	X	1,500,000
Other proceeds not reinvested	O	2,468,000
ESOP purchase	E	1,312,000
ESOP expense (pre-tax)	F	53,147
RSP purchase	M	656,000
RSP expense (pre-tax)	N	131,469
Stock option expense (pre-tax)	Q	133,496
Cash contribution to foundation	C	100,000
Stock contribution to foundation	K	400,000
Option expense tax-deductible	D	25.00%
Re-investment rate (after-tax)	R	2.85%
Tax rate	T	28.50%
Shares for EPS	S	92.32%

Pro Forma Valuation Ratios at Midpoint Value
Price / LTM EPS	P/E	16.13	x
Price / Core EPS	P/E	13.70	x
Price / Book Value	P/B	49.7%
Price / Tangible Book	P/TB	49.7%
Price / Assets	P/A	8.56%

Pro Forma Calculation at Midpoint Value				Based on

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))	=	$16,400,000	[LTM earnings]
	1 - (P/E / S) * R

V =	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T))	=	$16,400,000	[Core earnings]
	1 - (P/E / S) * R

V =	P/B * (B - X - E - M - (C+K)*(1-T)))	=	$16,400,000	[Book value]
	1 - P/B

V =	P/TB * (B - X - E - M - (C+K)*(1-T)))	=	$16,400,000	[Tangible book]
	1 - P/TB

V =	P/A * (A - X - E - M - (C+K)*(1-T))	=	$16,400,000	[Total assets]
	1 - P/A

Pro Forma					Valuation	Offering	Foundation
Valuation Range					Range	Range	Shares
Minimum=	$16,400,000	x	0.8533	=	$14,000,000	$13,600,000	$400,000
Midpoint=	$16,400,000	x	1.0000	=	$16,400,000	$16,000,000	$400,000
Maximum=	$16,400,000	x	1.1467	=	$18,800,000	$18,400,000	$400,000
Adj. Max. =	$18,800,000	x	1.1493	=	$21,560,000	$21,160,000	$400,000

Feldman Financial Advisors, Inc.

Exhibit 14

Comparative Valuation Ratio Analysis

Pro Forma Conversion Valuation

Computed from Market Price Data as of April 10, 2023

		Peru
		Federal	Comparative		All Public
Valuation		Savings	Group		Thrifts (1)
Ratio	Symbol	Bank	Average	Median	Average	Median
Price / LTM EPS	P/E		18.1	16.7	13.7	11.2
Minimum	(x)	14.1	-22.1%	-15.6%	3.1%	26.0%
Midpoint		16.1	-11.0%	-3.6%	17.7%	43.9%
Maximum		18.2	0.6%	9.0%	33.0%	62.6%
Adjusted Maximum		20.0	10.5%	19.8%	46.2%	78.7%

Price / Core EPS	P/E		18.4	18.5	13.0	9.5
Minimum	(x)	11.9	-35.3%	-35.7%	-8.5%	25.1%
Midpoint		13.7	-25.5%	-25.9%	5.3%	44.0%
Maximum		15.4	-16.3%	-16.8%	18.4%	61.8%
Adjusted Maximum		17.2	-6.5%	-7.0%	32.2%	80.8%

Price / Book Value	P/B		78.0	76.9	83.2	81.0
Minimum	(%)	45.4	-41.8%	-41.0%	-45.5%	-44.0%
Midpoint		49.7	-36.3%	-35.4%	-40.3%	-38.6%
Maximum		53.6	-31.3%	-30.3%	-35.6%	-33.8%
Adjusted Maximum		57.5	-26.3%	-25.2%	-30.9%	-29.0%

Price / Tangible Book	P/TB		78.2	77.1	91.3	82.7
Minimum	(%)	45.4	-41.9%	-41.1%	-50.3%	-45.1%
Midpoint		49.7	-36.4%	-35.5%	-45.6%	-39.9%
Maximum		53.6	-31.5%	-30.5%	-41.3%	-35.2%
Adjusted Maximum		57.5	-26.5%	-25.4%	-37.0%	-30.5%

Price / Total Assets	P/A		12.24	10.27	10.74	9.73
Minimum	(%)	7.39	-39.6%	-28.0%	-31.2%	-24.1%
Midpoint		8.56	-30.1%	-16.7%	-20.3%	-12.1%
Maximum		9.70	-20.8%	-5.6%	-9.7%	-0.3%
Adjusted Maximum		10.99	-10.2%	7.0%	2.3%	12.9%

(1) Excludes companies subject to mutual holding company ownership or pending acquisition.

Feldman Financial Advisors, Inc.

Exhibit 15

Financial and Market Data for All Public Thrifts

				Total	Tang.			Closing	Total	Price/	Price/	Price/	Price/	Price/
			Total	Equity/	Equity/	LTM	LTM	Price	Market	LTM	Core	Book	Tang.	Total	Div.
			Assets	Assets	Assets	ROA	ROE	4/10/23	Value	EPS	EPS	Value	Book	Assets	Yield
Company	State	Ticker	($Mil.)	(%)	(%)	(%)	(%)	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)
All Public Thrifts (1)
1895 Bancorp of Wisconsin, Inc.	WI	BCOW	543	13.88	13.88	(0.03)	(0.19)	7.92	48.5	NM	NM	64.6	64.6	8.96	0.00
Affinity Bancshares, Inc.	GA	AFBI	791	14.80	12.75	0.93	6.05	14.55	96.2	13.8	12.6	82.3	97.8	12.18	0.00
Axos Financial, Inc.	NV	AX	18,741	9.54	8.77	1.52	15.69	37.22	2,225.4	8.6	7.5	124.5	136.5	11.87	0.00
Blue Foundry Bancorp	NJ	BLFY	2,043	19.27	19.24	0.12	0.58	9.59	243.8	NM	NM	67.0	67.2	12.92	0.00
Broadway Financial Corporation	CA	BYFC	1,184	NA	NA	0.50	2.55	1.04	50.1	13.0	NA	59.1	75.7	NA	0.00
Capitol Federal Financial, Inc.	KS	CFFN	9,930	10.62	10.52	0.67	6.83	6.74	895.6	11.6	11.5	86.9	87.8	9.23	5.05
Carver Bancorp, Inc.	NY	CARV	712	6.34	6.34	(0.39)	(5.38)	4.02	17.0	NM	NM	87.4	87.4	2.51	0.00
Catalyst Bancorp, Inc.	LA	CLST	263	33.60	33.60	0.06	0.19	11.50	56.2	NA	NA	69.1	69.1	23.20	0.00
Cullman Bancorp, Inc.	AL	CULL	423	23.67	23.67	1.09	4.21	10.98	81.0	18.6	18.5	81.0	81.0	19.18	1.12
ECB Bancorp, Inc.	MA	ECBK	1,064	15.29	15.29	0.35	2.37	13.02	120.6	41.1	24.4	74.1	74.1	11.33	0.00
ESSA Bancorp, Inc.	PA	ESSA	1,927	11.22	10.57	1.09	9.48	15.91	153.5	7.6	7.5	76.1	81.4	8.53	3.80
First Northwest Bancorp	WA	FNWB	2,042	7.75	7.70	0.68	7.84	12.06	108.0	7.1	6.7	73.1	73.6	5.77	2.30
First Seacoast Bancorp, Inc.	NH	FSEA	537	9.18	9.13	(0.11)	(1.05)	8.62	44.3	NM	NM	89.6	90.1	8.22	0.00
FS Bancorp, Inc.	WA	FSBW	2,633	8.80	8.60	1.22	11.66	28.57	221.0	7.8	7.6	96.8	99.3	8.52	3.45
Generations Bancorp NY, Inc.	NY	GBNY	386	9.66	9.31	0.29	2.69	9.85	24.1	21.9	20.1	64.7	67.5	6.25	0.00
HarborOne Bancorp, Inc.	MA	HONE	5,360	11.51	10.31	0.95	7.14	12.21	554.0	12.7	12.3	97.5	110.4	11.23	2.44
Hingham Institution for Savings	MA	HIFS	4,194	9.20	9.20	0.98	10.01	219.18	466.0	12.7	8.7	120.7	120.7	11.11	1.16
HMN Financial, Inc.	MN	HMNF	1,096	8.88	8.81	0.75	7.03	18.65	81.1	10.2	10.2	85.8	86.5	7.62	1.29
Home Federal Bancorp, Inc.	LA	HFBL	577	8.44	8.44	0.99	11.45	17.06	51.2	9.8	9.8	109.5	109.5	9.25	2.81
IF Bancorp, Inc.	IL	IROQ	824	8.63	8.63	0.69	7.51	15.26	49.5	8.9	8.4	73.2	73.2	6.32	2.56
Kearny Financial Corp.	NJ	KRNY	8,289	10.53	8.16	0.62	5.19	8.14	525.2	11.6	9.3	62.5	82.7	6.58	5.44
Magyar Bancorp, Inc.	NJ	MGYR	822	12.16	12.16	1.01	8.11	10.54	71.0	8.8	8.8	71.1	71.1	8.64	1.14
Mid-Southern Bancorp, Inc.	IN	MSVB	269	12.38	12.38	0.71	5.07	11.40	31.5	16.7	16.9	99.7	99.7	12.35	2.08
New York Community Bancorp, Inc.	NY	NYCB	90,144	9.79	6.99	1.01	9.18	8.79	6,016.4	7.0	7.8	72.1	107.0	6.70	7.72
Northeast Community Bancorp, Inc.	NY	NECB	1,425	18.39	18.37	1.95	9.60	13.37	196.1	8.4	7.9	81.4	81.5	14.97	1.81
Northfield Bancorp, Inc.	NJ	NFBK	5,601	12.52	11.87	1.09	8.57	11.42	537.3	8.7	8.7	77.6	82.4	9.71	4.53
NSTS Bancorp, Inc.	IL	NSTS	264	30.48	30.48	0.01	0.03	9.10	47.0	NM	NM	58.3	58.3	17.77	0.00
PB Bankshares, Inc.	PA	PBBK	387	11.90	11.90	0.56	4.65	13.25	34.6	16.2	22.1	82.0	82.0	9.75	0.00
Ponce Financial Group, Inc.	NY	PDLB	2,312	21.31	21.31	(1.55)	(7.47)	7.67	177.7	NM	NA	70.9	70.9	9.09	0.00
Provident Bancorp, Inc.	MA	PVBC	1,636	12.68	12.68	(1.24)	(9.26)	6.61	116.6	NM	NM	57.2	57.2	7.26	0.00
Provident Financial Holdings, Inc.	CA	PROV	1,271	10.17	10.17	0.71	6.69	13.50	95.7	11.3	11.3	74.4	74.4	7.57	4.15

Feldman Financial Advisors, Inc.

Exhibit 15 (continued)

Financial and Market Data for All Public Thrifts

				Total	Tang.			Closing	Total	Price/	Price/	Price/	Price/	Price/
			Total	Equity/	Equity/	LTM	LTM	Price	Market	LTM	Core	Book	Tang.	Total	Div.
			Assets	Assets	Assets	ROA	ROE	4/10/23	Value	EPS	EPS	Value	Book	Assets	Yield
Company	State	Ticker	($Mil.)	(%)	(%)	(%)	(%)	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)
Provident Financial Services, Inc.	NJ	PFS	13,783	11.59	8.54	1.29	10.86	18.58	1,373.5	7.8	7.6	86.5	121.5	10.02	5.22
Riverview Bancorp, Inc.	WA	RVSB	1,599	9.51	7.93	1.13	12.29	5.24	115.0	6.1	6.1	75.6	92.3	7.19	4.49
Sterling Bancorp, Inc.	MI	SBT	2,445	12.79	12.79	(0.54)	(4.19)	5.50	280.5	NM	NM	90.3	90.3	11.55	0.00
TC Bancshares, Inc.	GA	TCBC	430	19.85	19.85	0.43	2.05	14.02	64.8	38.9	38.9	81.8	81.8	16.23	0.71
Territorial Bancorp Inc.	HI	TBNK	2,170	11.82	11.82	0.75	6.26	19.56	174.5	11.0	11.6	70.3	70.3	8.31	4.63
Texas Community Bancshares, Inc.	TX	TCBS	417	13.39	13.30	0.47	4.01	13.36	42.9	23.6	22.0	80.6	81.2	10.79	0.59
Third Coast Bancshares, Inc.	TX	TCBX	3,773	10.12	9.66	0.58	5.76	14.66	199.1	11.7	NA	62.9	66.9	5.35	0.00
Timberland Bancorp, Inc.	WA	TSBK	1,836	12.18	11.41	1.38	11.92	27.00	220.8	8.7	8.7	98.9	106.5	12.04	3.43
Triumph Financial, Inc.	TX	TFIN	5,334	16.67	12.30	1.79	11.46	56.59	1,286.2	14.1	16.4	158.8	231.8	25.34	0.00
TrustCo Bank Corp NY	NY	TRST	6,000	10.00	9.99	1.22	12.60	31.12	588.0	7.9	7.9	98.0	98.1	9.80	4.66
Waterstone Financial, Inc.	WI	WSBF	2,032	18.24	18.21	0.96	4.91	14.81	323.2	16.6	16.8	88.2	88.4	16.09	5.43
Western New England Bancorp, Inc.	MA	WNEB	2,553	8.94	8.41	1.02	11.85	7.96	174.1	6.8	7.3	78.5	83.9	7.01	3.47
William Penn Bancorporation	PA	WMPN	871	20.58	20.08	0.46	2.05	10.78	136.4	34.8	32.2	82.3	84.9	16.94	1.15
WSFS Financial Corporation	DE	WSFS	19,915	11.06	6.32	1.09	9.29	37.33	2,267.6	10.6	8.3	103.2	189.8	11.43	1.62

Average			5,130	13.39	12.77	0.65	5.51	NA	459.6	13.7	13.0	83.2	91.3	10.74	1.96
Median			1,636	11.71	10.99	0.71	6.26	NA	136.4	11.2	9.5	81.0	82.7	9.73	1.16

(1) Public thrifts traded on NYSE, NYSE American, and NASDAQ stock markets; excludes companies subject to pending acquisitions or mutual holding company ownership.

Source:  S&P Global.